CORRESP for the SEC letter of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

June 29, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, DC 20549

Attention:
     Jonathan Burr
     James Lopez
     John Reynolds

Re: Landbay Inc
    Registration Satement on Form S-1
    Filed April 25, 2016
    File No. 333-210916

The follow contents are in response to the SEC letter on May 2, 2016 for the Registration Satement on Form S-1:

1. We note that you have not provided the financial statements required by item 11 (e) of form S-1 prepared in accordance with Regulation S-X or Article 8 of Regulation S-X, as applicable.

The financial statement of Landbay Inc was audited., and We amended the Form S-1.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: June 29, 2016